SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2016 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           NICE Deploys its Investigate Digital Policing Solution on the Microsoft Azure Government Cloud Platform, Dated March 1, 2016

99.2           Social Media Customer Service Declines, American Consumers Don’t Know What Good Service Looks Like, New Survey Finds, Dated March 2, 2016

99.3           NICE Actimize Cited for Innovative Technology for 2nd Year in a Row By 2016 Wall Street Letter Institutional Trading Awards, Dated March 3, 2016

99.4           NICE Proves Again to be the Clear Workforce Management Market Share Leader According to DMG, Dated March 7, 2016

99.5           NICE Wins Four Prestigious Stevie® Awards for Sales & Customer Service, Dated March 8, 2016

99.6           NICE Actimize Launches Cross-Asset Cloud Markets Surveillance Solution Featuring FX and Case Management Capabilities, Dated March 15, 2016

99.7           NICE Actimize Recognized as a 2016 Top 10 Banking Analytics Solution Provider by Banking CIO Outlook, Dated March 22, 2016

99.8           NICE Actimize Kicks Off "The Changing Face of AML Technology” Webinar Series by Delving into Critical Issues within the Financial Services Sector, Dated March 24, 2016

99.9           NICE Helps Prince George’s County Get NG911-Ready, Dated March 28, 2016

100.0         Long Term Care Partners Chooses NICE Cloud-Based Workforce Management and Substantially Reduces Workforce Expenses during Peak Periods, Dated March 29, 2016

100.1         Asurion Enhances Customer Service with NICE Real-Time Solutions, Dated March 30, 2016

100.2         NICE Introduces New Version of Real-time Solutions Suite with Greater Level of Automation and Scalability for Desktop Analytics and Robotic Automation, Dated March 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name: Yechiam Cohen
Title: General Counsel

Dated: April 5, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           NICE Deploys its Investigate Digital Policing Solution on the Microsoft Azure Government Cloud Platform, Dated March 1, 2016

99.2           Social Media Customer Service Declines, American Consumers Don’t Know What Good Service Looks Like, New Survey Finds, Dated March 2, 2016

99.3           NICE Actimize Cited for Innovative Technology for 2nd Year in a Row By 2016 Wall Street Letter Institutional Trading Awards, Dated March 3, 2016

99.4           NICE Proves Again to be the Clear Workforce Management Market Share Leader According to DMG, Dated March 7, 2016

99.5           NICE Wins Four Prestigious Stevie® Awards for Sales & Customer Service, Dated March 8, 2016

99.6           NICE Actimize Launches Cross-Asset Cloud Markets Surveillance Solution Featuring FX and Case Management Capabilities, Dated March 15, 2016

99.7           NICE Actimize Recognized as a 2016 Top 10 Banking Analytics Solution Provider by Banking CIO Outlook, Dated March 22, 2016

99.8           NICE Actimize Kicks Off "The Changing Face of AML Technology” Webinar Series by Delving into Critical Issues within the Financial Services Sector, Dated March 24, 2016

99.9           NICE Helps Prince George’s County Get NG911-Ready, Dated March 28, 2016

100.0         Long Term Care Partners Chooses NICE Cloud-Based Workforce Management and Substantially Reduces Workforce Expenses during Peak Periods, Dated March 29, 2016

100.1         Asurion Enhances Customer Service with NICE Real-Time Solutions, Dated March 30, 2016

100.2         NICE Introduces New Version of Real-time Solutions Suite with Greater Level of Automation and Scalability for Desktop Analytics and Robotic Automation, Dated March 31, 2016